No: TEL. 76/UM000/UTA-00/2008
September 12, 2008

VIA FACSIMILE AND EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed March 23, 2008
File No. 001-14406

Dear Mr. Spirgel:

On behalf of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk, incorporated under the laws of the Republic of Indonesia (“we” or the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced Form 20-F of the Company (the “2007 Form 20-F”) set forth in your letter dated August 13, 2008 (the “Comment Letter”).  For the convenience of the Staff, each comment in the Comment Letter is reprinted below in italics under the Staff’s topic headings and is followed in each case by the corresponding response of the Company.

Form 20-F for the Fiscal Year Ended December 31, 2007

General

1.
Please note that the annual report to shareholders must be filed as an exhibit to Form 20-F if information contained in the annual report is incorporated by reference in the Form 20-F.  Note, only those portions of the annual report incorporated by reference are deemed to be filed as part of the Form 20-F.  Refer to Rule 12b-23 under the Exchange Act.

Response:

As discussed in a telephone conversation on September 8, 2008 between Mr. Jorge A. Rivera, Staff Attorney of the Commission and Mr. Wally Suphap of our U.S. counsel Skadden, Arps, Slate, Meagher & Flom LLP, the Company had incorporated by reference the annual report filed on Form 6-K based on prior conversations with Mr. Elliot B. Staffin, Special Counsel of the Commission on September 20, 2007, regarding the use of Form 6-K for such purpose and Rule 12b-23. As discussed in the September 8, 2008 conversation, given that Mr. Jorge A. Rivera clarified that the Staff considers it best practices for the Company to file its annual report to shareholders as an exhibit to Form 20-F, we will file our annual report to shareholders as an exhibit to our future Form 20-F filings if information contained in such annual report is incorporated by reference in the Form 20-F.

Item 6.  Directors, Senior Management and Employees

2.
The Form 20-F should incorporate by reference the discussion under Report of Audit Committee and Report of the Nomination and Remuneration Committee, on pages 157 and 161, respectively, of the annual report to shareholders.  Refer to Item 6.C.3 of Form 20-F.

Response:

We will correct the cross references to include the Report of the Audit Committee and the Report of the Nomination and Remuneration Committee in future Form 20-F filings.

Item 7.  Major Stockholders and Related Party Transactions

Government as a Customer, Annual Report, page 17

3.
We note your statement that government entities, in the aggregate, constitute your largest customer.  In the future, please provide disclosure addressing their significance to you, such as indicating the percentage of your total revenues they represent individually or in the aggregate.

Response:

In light of the Staff's comment, in future Form 20-F filings, we will provide a more detailed discussion of the significance of the Government of Indonesia and government entities to the Company’s revenues, including specific disclosure related to their contribution to the Company’s total revenues.

Independent Auditors’ Report, page F-2

4.
Please refer to the disclosures at the bottom of the page after the signature of Drs. Irhoan Tanudiredja, CPA.  Tell us why it is appropriate to include this language restricting the use of the audit report and why you believe it complies with Article 2 of Regulation S-X.

Response:

We did not intend to restrict the use of the audit report issued in accordance with U.S. audit reporting requirements.  We prepared our annual report to shareholders for the fiscal year ended on December 31, 2007 on an integrated basis that combined the disclosures required for Indonesian statutory reporting purposes with disclosure requirements pursuant to Form 20-F for annual reports filed with the Commission.  This enabled us to present the same information and reports to all shareholders in a single annual report.  However, because the Indonesian and U.S. audit reporting requirements are different, we elected to present two audit reports in our annual report to shareholders: one in accordance with the Indonesian requirements for a financial statement only audit and the second in accordance with PCAOB standards for an integrated audit.

Based on our discussion regarding this comment with our external auditors, KAP Haryanto Sahari & Rekan, a member firm of PricewaterhouseCoopers global network in Indonesia, we understand that the “health warning legend” appearing after the signature of Drs. Irhoan Tanudiredja, CPA on page F-2 of the annual report to shareholders was included to comply with the requirements of Indonesian Auditing Standard 9508, “Audit Reports: Interpretation of Section 508.”  Such legend is required for any Indonesian audit report presented in English included in an annual report to both Indonesian and non-Indonesian shareholders.  Indonesian Auditing Standard 9508 contains example wording for such legend which has been followed in preparing the legend for the audit report.  The PCAOB audit report incorporated by reference into the 2007 Form 20-F does not contain such a legend.

We respectfully refer the Staff to the PCAOB audit report (presented on pages F-3 and F-4 of the annual report to shareholders and incorporated by reference into the 2007 Form 20-F), which is the audit report that satisfies the requirements of Rule 2-01, the Instructions to Item 8.A.2 of Form 20-F and PCAOB issued Auditing Standard No. 1 and includes the auditors’ opinion on the effectiveness of the Company’s internal controls over financial reporting.  We believe that a single annual report helps avoid selective or differential disclosure that may arise with multiple reports designed for different markets.  Accordingly, we intend to continue to include both audit reports in our annual report to shareholders, though we will consider whether to incorporate by reference only the audit report prepared in accordance with PCAOB standards in our future Form 20-F filings.

In consideration with its responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the Staff’s comments, or require additional information, please contact the undersigned at +62 (21) 5209821.

Sincerely,

/s/ Rinaldi Firmansyah
Rinaldi Firmansyah
President Director

cc:	Tanri Abeng
President Commissioner
Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk

Irhoan Tanudiredja
Partner
KAP Haryanto Sahari & Rekan
(a member firm of PricewaterhouseCoopers global network in Indonesia)